Exhibit 99.1

News Release

Stantec reports fourth quarter and year-end results for 2014 and dividend

EDMONTON, AB; NEW YORK, NY (February 26, 2015) TSX, NYSE:STN

Today, Stantec announced solid results for 2014, with several key items to highlight:

•	Gross revenue increased 13.1% year over year to C$2,529.9 million from C$2,236.4 million
•	Net income increased 12.5% year over year to C$164.5 million from C$146.2 million
•	Diluted earnings per share increased 10.8% in 2014 to C$1.74 from C$1.57 in 2013
•	Stantec effectively executed its acquisition strategy, strengthening its ability to capitalize on areas of opportunity, particularly in the United States and in the province of Quebec
•	Stantec’s board of directors declared an increase of 13.5% to its quarterly dividend, bringing it to C$0.105 per share

“Our Company achieved solid performance with growth in all our business operating units and geographic regions in the face of shifting market conditions,” says Bob Gomes, Stantec president and chief executive officer. “Our continued success is not only the result of our diversified business model but is also truly the result of the efforts of our people—who continue to be our greatest asset.”

In 2014, Stantec achieved solid growth and positioned itself for future opportunities. The Company achieved an increase of 3.9% in organic gross revenue in 2014 over a very strong 2013. With eight completed acquisitions in the year and the subsequent acquisition of certain engineering assets of the Dessau Group in January 2015, the Company’s disciplined acquisition strategy has led to a broader geographic reach and greater depth of expertise. Over the year, Stantec’s organic growth demonstrated the effectiveness of the Company’s diversified business model, with growth in its Buildings and Infrastructure business operating units offsetting a retraction in the second half of the year in its Energy & Resources business operating unit.

During Q4 14, Stantec’s gross revenue increased 12.5% to C$647.5 million compared to C$575.3 million in Q4 13, EBITDA increased 10.9% to C$69.1 million from C$62.3 million, and the Company’s diluted earnings per share increased by 5.3% to C$0.40 compared to C$0.38 in Q4 13.

Designing with Community in Mind

Stantec’s diversified business model has responded well to shifting markets. In its Buildings business operating unit, Stantec continues to capitalize on strengthening opportunities as seen in the second half of 2014, particularly in key sectors such as education, healthcare, and commercial. For example, during the fourth quarter of 2014, Stantec secured architectural and engineering work for the Lake Forest College Johnson Science Center in Lake Forest, Illinois.

In its Power sector, Stantec achieved organic gross revenue growth in 2014 compared to 2013, despite the continued slowdown in the industry. In Stantec’s Oil & Gas sector, strong organic growth occurred in the first half of 2014, with retraction occurring in the second half of the year primarily due to the winding down of certain terminal projects. Energy & Resources ended the year with 2.9% moderate organic growth. This growth was primarily related to the Company’s engineering and environmental services work on Canadian midstream pipelines and facilities.

Stantec’s Infrastructure business operating unit achieved growth in all its sectors. In its Water sector, the Company’s recognized water and flood management expertise led to significant new projects and an increase in backlog. During 2014, Stantec secured a five-year renewal of its Risk Mapping Assessment and Planning contract with the Federal Emergency Management Agency (FEMA) and several other ongoing projects for the Tennessee Valley Authority. The US nationwide contract with FEMA will provide services for the agency’s flood risk mapping and hazard mitigation programs. In addition, due to its expertise in flood protection, Stantec secured the Springbank Off-Stream Storage Protection project west of Calgary, Alberta—one of the largest flood mitigation projects in Alberta’s history.

In its Transportation sector, Stantec’s strong relationships and geographic reach continued to translate into projects. In addition, the Company’s Community Development sector achieved strong results, in part from capitalizing on activity in the US housing market.

Continued Growth

Stantec completed eight US acquisitions in 2014 and subsequent to the year-end completed the acquisition of the Canadian engineering operations of the Montreal-based firm Dessau Inc., adding approximately 1,300 staff to Stantec. This acquisition establishes a strong and sustainable position in the Quebec market.

On January 30, 2015, Stantec entered into an agreement to acquire the shares of Sparling, Inc., adding approximately 130 staff to the Company. The acquisition is expected to be completed on February 28, 2015. Based in Seattle, Washington, with additional offices in San Diego, California; and Portland, Oregon, Sparling will further enhance Stantec’s West Coast presence in the United States. Sparling provides expertise in electrical engineering and architectural lighting design.

Acquisitions are a key component of Stantec’s strategy, allowing the Company to expand its services, cross-sell to clients, and obtain top-tier positioning. Now, with over 15,000 employees operating out of 250 offices, the Company’s strategy is focused on being well positioned in key strengthening US markets. In Canada, with the close of the Dessau acquisition, Stantec now has full capability to serve national clients wherever they may be operating.

Additional Company Activity

In September 2014, Stantec’s board of directors declared a two-for-one share split that was effected by way of a share dividend. Shareholders of record on October 31, 2014, received a share dividend on the payment date of November 14, 2014. This share split reflects the confidence Stantec’s board and management has in the long-term drivers for the Company’s business and its ability to continue to achieve its strategic objectives.

On February 25, 2015, the Company declared a cash dividend of C$0.105 per share, payable on April 16, 2015, to shareholders of record on March 31, 2015, an increase of 13.5% from last year.

Conference Call and Company Information

Stantec’s fourth quarter and year-end conference call, to be held Thursday, February 26, 2015, at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-524-8950 and provide confirmation code 1793792 to the operator.

Stantec’s Annual General Meeting of Shareholders will be held on May 14, 2015, at 10:30 AM MDT (12:30 PM EDT) at the Metropolitan Conference Centre, Lecture Theatre, 333 – 4th Avenue SW, Calgary, Alberta.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure, and gross revenue and net revenue are additional IFRS measures. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2014 Annual Report. Diluted earnings per share for 2013 was adjusted from amounts previously reported for the two-for-one share split that occurred on November 14, 2014.

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the projects contemplated in this news release will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at www.sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2014 (which form our 2014 Annual Report) by visiting EDGAR on the SEC website at www.sec.gov, on the CSA website at www.sedar.com, or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2014 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Sherry Brownlee	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: (780) 917-7264	Ph: (780) 616-2785
sherry.brownlee@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

	December 31	December 31
	2014	2013
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	153,704	143,030
Trade and other receivables	431,751	384,907
Unbilled revenue	192,310	143,894
Income taxes recoverable	11,171	8,792
Prepaid expenses	23,425	18,959
Other financial assets	31,526	21,418
Other assets	530	5,231

Total current assets	844,417	726,231
Non-current
Property and equipment	152,707	133,534
Goodwill	760,631	594,826
Intangible assets	97,243	78,857
Investments in joint ventures and associates	4,975	4,996
Deferred tax assets	58,801	45,383
Other financial assets	90,667	83,163
Other assets	1,029	1,188

Total assets	2,010,470	1,668,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	300,293	259,113
Billings in excess of costs	96,082	77,803
Income taxes payable	-	9,127
Current portion of long-term debt	53,172	37,130
Provisions	10,796	12,047
Other financial liabilities	2,773	1,927
Other liabilities	11,953	9,837

Total current liabilities	475,069	406,984
Non-current
Long-term debt	256,093	200,943
Provisions	51,596	49,539
Deferred tax liabilities	74,602	58,082
Other financial liabilities	2,547	2,041
Other liabilities	64,318	57,955

Total liabilities	924,225	775,544

Shareholders’ equity
Share capital	276,698	262,573
Contributed surplus	13,490	12,369
Retained earnings	735,917	606,056
Accumulated other comprehensive income	60,140	11,636

Total shareholders’ equity	1,086,245	892,634

Total liabilities and shareholders’ equity	2,010,470	1,668,178

Consolidated Statements of Income

Years ended December 31	2014	2013
(In thousands of Canadian dollars, except per share amounts)	$	$

Gross revenue	2,529,918	2,236,410
Less subconsultant and other direct expenses	454,607	404,031

Net revenue	2,075,311	1,832,379
Direct payroll costs	936,918	829,926

Gross margin	1,138,393	1,002,453
Administrative and marketing expenses	846,148	746,138
Depreciation of property and equipment	38,698	32,389
Amortization of intangible assets	24,252	21,235
Net interest expense	8,515	8,620
Other net finance expense (income)	3,083	(1,346)
Share of income from joint ventures and associates	(2,419)	(2,276)
Foreign exchange gain	(425)	(184)
Other income	(2,659)	(1,035)

Income before income taxes	223,200	198,912

Income taxes
Current	59,728	60,141
Deferred	(1,026)	(7,430)

Total income taxes	58,702	52,711

Net income for the year	164,498	146,201

Earnings per share
Basic	1.76	1.58

Diluted	1.74	1.57